Exhibit (a)(5)(C)

[FORM OF SUMMARY ADVERTISEMENT]

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated March 10, 2008, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Common Stock
of
CollaGenex Pharmaceuticals, Inc.
at
$16.60 Net Per Share in Cash
by
Galderma Acquisition Inc.,
a wholly owned subsidiary of
Galderma Laboratories, Inc.

Galderma Acquisition Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Galderma Laboratories, Inc., a Delaware corporation (“Galderma US”), offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (each a “Share” and, collectively, the “Shares”), of CollaGenex Pharmaceuticals, Inc., a Delaware corporation (“CollaGenex”), at a purchase price of $16.60 per Share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 10, 2008 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to American Stock Transfer & Trust Company, as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Galderma US or Offeror will pay all charges and expenses of the Depositary, Innisfree M&A Incorporated, which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF FRIDAY, APRIL 4, 2008, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding CollaGenex shares on a fully diluted basis (excluding the Subject Series D-1 Shares (as defined below)) (the “Minimum Condition”), and (2) any applicable waiting period (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (including the rules and regulations promulgated thereunder, the “HSR Act”), having expired or been terminated prior to the expiration of the Offer. The Offer also is subject to other conditions set forth in the Offer to Purchase. See Section 14 — “Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 25, 2008, among Galderma US, Offeror and CollaGenex (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into CollaGenex (the “Merger”). Following the effective time of the Merger (the “Effective Time”), CollaGenex will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Galderma US, and the separate corporate existence of Offeror will cease. At the Effective Time, each (1) Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by CollaGenex, Galderma US or Offeror, and (b) Shares, if any, held by stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares, be canceled and cease to exist, and will be converted into the right to receive in cash the Offer Price, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Shares, less any required withholding taxes and (2) share of Series D-1 Cumulative Convertible Preferred Stock, par value $0.01 per share (each, a “Series D-1 Share” and, collectively, the “Series D-1 Shares”), of CollaGenex (“Series D-1 Preferred Stock”), issued and outstanding immediately prior to the Effective Time (other than (a) any Series D-1 Shares directly owned by CollaGenex, Galderma US or Offeror, and (b) Series D-1 Shares, if any, held by stockholders who have perfected their appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Series D-1 Shares, be canceled and cease to exist, and will be converted into the right to receive in cash an amount equal to the product of the number of shares of CollaGenex common stock into which such Series D-1 Share is convertible multiplied by the Offer Price, payable to the holder thereof, without interest, upon surrender of the certificate or certificates formerly representing such Series D-1Shares, less any required withholding taxes. Concurrently with the execution of the Merger Agreement, Galderma US and Offeror entered into a Preferred Stock Purchase and Voting Agreement (the “Preferred Stockholder Agreement”), with certain holders of Series D-1 Preferred Stock (collectively, the “CollaGenex Preferred Stockholders”), pursuant to which each CollaGenex Preferred Stockholder agreed to, among other things, sell to Offeror all of such CollaGenex Preferred Stockholder’s Series D-1 Shares (collectively, the “Subject Series D-1 Shares”) immediately following the time Offeror purchases Shares in the Offer, such Subject Series D-1 Shares representing 95% of the outstanding Series D-1 Shares and approximately 9.3% of the outstanding Shares (on an as-converted basis).

CollaGenex’s board of directors has unanimously (1) approved the Merger Agreement, and deemed the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, advisable, fair to and in the best interests of the CollaGenex stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and the transactions contemplated by the Preferred Stockholder Agreement, in all respects, and (3) recommended that the CollaGenex stockholders accept the Offer and tender their Shares in the Offer and, to the extent required by applicable law, approve the Merger and adopt the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment (and thereby purchased) Shares validly tendered and not properly withdrawn as, if and when Offeror gives oral or written notice to the Depositary of Offeror’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Offeror and transmitting such payments to stockholders whose Shares have been accepted for payment. In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (1) certificates representing such Shares, or timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (2) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with a book-entry transfer and (3) any other documents required by the Letter of Transmittal.

Offeror (1) may, and at CollaGenex’s request will, extend the Offer from time to time for one or more periods of time up to ten business days (or such longer period as CollaGenex may agree in writing) per extension if, on any Expiration Date (as defined below), any of the conditions of the Offer (see Section 14 of the Offer to Purchase) will not have been satisfied or waived (provided that Offeror will not be obligated to extend the Offer to a date later than June 30, 2008 or, in the event that the applicable expiration or termination period under the HSR Act has not occurred prior to June 30, 2008, to a date later than September 30, 2008) and (2) will extend the Offer for any period required by any rule, regulation, interpretation or position of the U.S. Securities and Exchange Commission (the “SEC”) or the staff of the SEC applicable to the Offer. If all of the conditions of the Offer are satisfied but the number of Shares validly tendered and not withdrawn in the Offer, together with any shares of CollaGenex common stock then owned by Galderma US and Offeror, is less than 90% of the outstanding shares of CollaGenex common stock, Offeror, without CollaGenex’s consent, may, and at CollaGenex’s request will, commence one or more subsequent offering periods for three to 20 business days for the remaining outstanding Shares. CollaGenex granted to Offeror an option to purchase, at a per share price equal to the price to be paid in the Offer, a number of shares of CollaGenex common stock that, when added to the number of shares of CollaGenex common stock owned by Galderma US and Offeror immediately following consummation of the Offer, equals one share more than 90% of the Shares then outstanding on a fully diluted basis. The option is only exercisable after Galderma US and Offeror beneficially own at least 80% of the outstanding Shares on a fully diluted basis.

Any extension, delay, termination, waiver or amendment will be followed as promptly as practicable by public announcement thereof to be made no later than 9:00 A.M., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares. “Expiration Date” means 12:00 midnight, New York City time, at the end of Friday, April 4, 2008, unless and until Offeror has extended the period during which the Offer is open, subject to the terms and conditions of the Merger Agreement, in which event the term “Expiration Date” means the latest time and date at which the Offer, as so extended by Offeror, will expire.

Tenders of Shares made pursuant to the Offer are irrevocable, except that Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date, and, unless previously accepted for payment by Offeror pursuant to the Offer, may also be withdrawn at any time after May 9, 2008. For a withdrawal to be effective, a written, telegraphic, telex or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Offeror, in its sole discretion, whose determination will be final and binding. None of Offeror, Galderma US, any of their affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered at any time prior to the Expiration Date by following one of the procedures described in Section 3 of the Offer to Purchase.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

CollaGenex has provided Offeror with CollaGenex’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022

Shareholders Call Toll-Free: 877-800-5185
Banks and Brokers Call Collect: 212-750-5834

March 10, 2008